UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________

FORM 11-K

_____________________________

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number 1-10585

____________________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN

FOR SALARIED EMPLOYEES

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CHURCH & DWIGHT CO., INC.

500 CHARLES EWING BOULEVARD

EWING TOWNSHIP, NEW JERSEY 08628

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR

SALARIED EMPLOYEES

Table of Contents

Page
Financial Statements and Supplemental Schedule:
Report of Independent Registered Public Accounting Firm	2
Financial Statements:
Statements of Net Assets Available for Benefits December 31, 2014 and 2013	3
Statements of Changes in Net Assets Available for Benefits Years Ended December 31, 2014 and 2013	4
Notes to Financial Statements	5
Supplemental Schedule:
Schedule of Assets (Held at End of Year) (Schedule H, Line 4i) December 31, 2014	13

All other schedules are omitted since they are not applicable or are not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974 and applicable regulations issued by the Department of Labor.

Exhibit:
23.1 Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Retirement and Administrative Committee, Plan Administrator and Participants of Church & Dwight Co., Inc. Savings and Profit Sharing Plan for Salaried Employees:

We have audited the accompanying statements of net assets available for benefits of the Church & Dwight Co., Inc. Savings and Profit Sharing Plan for Salaried Employees (the "Plan") as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) (Schedule H, Line 4i) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements.  The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management.  Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.  In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ CohnReznick LLP

Roseland, New Jersey

June 19, 2015

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR

SALARIED EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2014 AND 2013

ASSETS	2014	2013
Investments, at fair value:
Plan’s interest in the Church & Dwight Co., Inc. Master Trust for Salaried and Hourly 401(k) Plans	$151,012,652	$134,679,993
Mutual funds	250,249,613	225,204,206
Collective trust	33,470,237	33,841,214
Totals	434,732,502	393,725,414
Receivables:
Notes receivable from participants	2,124,315	2,021,183
Employer contributions	7,522,036	10,160,334
Totals	9,646,351	12,181,517
Net assets available for benefits, at fair value	444,378,853	405,906,930
Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	(996,842)	(917,518)
Net assets available for benefits	$443,382,011	$404,989,412

See Notes to Financial Statements.

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR

SALARIED EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2014 AND 2013

	2014	2013
Additions to net assets attributable to:
Investment income:
Net appreciation in fair value of investments	$7,050,477	$36,456,213
Plan’s interest in the Church & Dwight Co., Inc. Master Trust for Salaried and Hourly 401(k) Plans investment income	24,235,577	26,370,283
Plan’s interest in the Church & Dwight Co., Inc. Master Trust for Salaried and Hourly 401(k) Plans dividend income	2,447,947	2,356,783
Dividend and interest income	9,995,373	6,402,047
Totals	43,729,374	71,585,326
Contributions:
Employee	11,317,517	11,718,258
Employer	10,620,752	13,198,953
Totals	21,938,269	24,917,211
Interest income on notes receivable from participants	86,663	77,516
Other additions	188,755	145,094
Totals	275,418	222,610
Total additions	65,943,061	96,725,147
Deductions from net assets attributable to:
Distributions to participants	27,885,887	27,366,310
Other deductions	154,575	74,856
Total deductions	28,040,462	27,441,166
Net increase in Plan assets before transfers	37,902,599	69,283,981
Transfers from/(to) other plans, net	490,000	(99,048)
Net increase in Plan assets after transfers	38,392,599	69,184,933
Net assets available for benefits:
Beginning of year	404,989,412	335,804,479
End of year	$443,382,011	$404,989,412

See Notes to Financial Statements.

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR

SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of Plan:

The following description of the Church & Dwight Co., Inc. (the "Company") Savings and Profit Sharing Plan for Salaried Employees (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General:

The Plan is qualified under Internal Revenue Code Section 401(k) and provides for a savings element, including employee contributions and employer matching contributions, and also a profit sharing element, including employer profit sharing contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Effective January 1, 2006, the Church & Dwight Co., Inc. Profit Sharing Plan (the“Previous Plan”) was renamed the Church & Dwight Co., Inc. Savings and Profit Sharing Plan for Hourly Employees and was amended to exclude salaried employees. Coincident with such changes, the Company established the Church & Dwight Co., Inc. Savings and Profit Sharing Plan for Salaried Employees to which the account balances of salaried employees under the Previous Plan were transferred.

All salaried employees of the Company are eligible for participation in the Plan.

The portion of the Plan derived from account balances invested in Company stock and all contributions (including pre-tax, Roth 401(k), post-tax, Company match, and profit sharing) made after April 30, 2003 is considered and designated as an Employee Stock Ownership Plan (“ESOP”) component. The principal purpose of the ESOP is to provide participants and beneficiaries an ownership interest in the Company.

In a Stock Purchase Agreement dated August 17, 2012, the Company acquired Avid Health, Inc. (“AHI”). Effective January 1, 2014, all Vancouver/Ridgefield Washington employees associated with the acquisition of AHI followed the same enrollment, match and profit sharing rules as all Church & Dwight Co., Inc. employees.

Administrative expenses:

Administrative costs are paid by the Company and by the Plan.

Contributions:

Participants may elect to make pre-tax and Roth 401(k) contributions of 1% to 6% of compensation (that are matched by the Company at the rate of $0.50 for each $1.00), provided, however, that all contributions are in fixed multiples of 1%. Participants may also elect to make pre-tax and Roth 401(k) contributions in excess of 6% of compensation that are not matched (highly compensated employees (“HCEs”) are subject to separate limits). Until the Plan was amended, eliminating regular post-tax contributions on July 1, 2014, participants were permitted to make post-tax contributions of up to 6% in addition to pre-tax and Roth 401(k) contributions.

Total participant contributions cannot exceed 70% of compensation (HCEs are subject to separate limits). Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions but there is no Company match on catch-up contributions.

Effective January 1, 2014, all new hires become automatically enrolled in the Plan, whereby 3% pre-tax contributions would be deducted if no action is taken after 60 days of employment and will be invested in the target dated Retirement Fund nearest the participant’s 65th birthday (employee has the choice to decline the automatic enrollment).  This contribution is automatically escalated by 1 percentage point annually up to 6%.

Company match contributions are directed to the fund allocation selected by the participant. However, if no allocation is on file, the contribution is made to the target dated Retirement Fund nearest the participant’s 65th birthday. Participants specify which investment funds, in increments of 1% that their contributions are invested in, provided that not more than 20% of such contributions are contributed to the Company stock fund.

Each year, the Company shall make a profit sharing contribution to the fund in such amount as the Company’s Board of Directors (“the Board”) in its discretion deems appropriate to Plan participants eligible as of December 31. The minimum contribution shall be 4%, with the first 1% of eligible compensation invested in the Company Stock Fund.

A participant will specify in which investment fund, in increments of 1%, that the Company’s profit

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR

SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS—(Continued)

sharing contributions to their account will be invested. However, if no allocation is on file, the contribution is made to the target dated Retirement Fund nearest the participant’s 65th birthday.

A participant may make a rollover contribution to the Plan at any time. Rollover contributions are assets transferred to the Plan from a qualified retirement plan or a conduit individual retirement account in which employees participated prior to their employment by the Company. The Plan does not accept rollover contributions from a Roth IRA.

The employer matching and profit sharing contribution percentage thresholds were amended effective January 1, 2015. See Note 12 for Subsequent Events.

Participant accounts:

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and (b) Plan earnings. Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting:

Participants are fully vested at all times in the value of their pre-tax, post-tax, Roth 401(k), rollover contributions and earnings thereon. Effective August 1, 2007, Company match and profit sharing contributions for employees hired after that date vest in the same time frame as shown below:

Vested
Service	Percentage
Less than 2 years	0%
2 years but less than 3 years	25
3 years but less than 4 years	50
4 years but less than 5 years	75
5 years or more	100

Upon termination of employment for any reason, other than retirement, death or total and permanent disability, a participant shall be entitled to a benefit equal to the vested portion, if any, of the participant’s profit sharing account and Company matching contributions. A participant shall be 100% vested in the participant’s profit sharing account and Company matching contributions upon the attainment of normal retirement age, total and permanent disability, or death. Employees who are approved for long-term disability are eligible for a continuing profit sharing contribution provided they do not take a distribution of their profit sharing account. The continuing profit sharing contribution ends after two years and the account balance is paid out at 100%. Participants with 20 or more years of service at the onset of their disability are subject to different limits.

Notes receivable from participants:

A participant may request a loan to be made from the value of the vested portion of the participant’s account for a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their account balance.

Loans are secured by an equivalent lien on the participant’s non-forfeitable interest in the Plan and bear interest at prime plus 1% at the date of the loan. Principal and interest are paid through payroll deductions. Funds in an employee’s profit sharing account are not available for loans.

Distributions:

Distributions may be taken as a lump sum cash payment or as a rollover contribution to a qualified plan or individual retirement account. In-kind distributions of Company Stock are also permitted. On July 1, 2014, the Plan was amended to allow installment payments as an option for terminated employees. Terminated employees with a balance of over $5,000 also have an option to defer payment until age 70 1/2.

Forfeitures:

Forfeitures of non-vested Company matching and profit sharing contributions are used to reduce future Company contributions. Company matching and profit sharing contributions were reduced by $1,057,149 and $603,571 for such

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR

SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS—(Continued)

forfeitures during the years ended December 31, 2014 and 2013, respectively. The amount in the forfeitures account was $1,078,400 and $623,437 as of December 31, 2014 and 2013, respectively.

Participation in the Master Trust:

Certain of the Plan’s investment assets are held in a trust account at Vanguard Fiduciary Trust Company (the “Trustee”) and consist of an undivided interest in the Master Trust established by the Company and administered by the Trustee. The Master Trust permits the commingling of the Plan’s assets with the assets of the Church & Dwight Co., Inc. Savings and Profit Sharing Plan for Hourly Employees for investment and administrative purposes. Although the assets of both plans are commingled in the Master Trust, the Trustee maintains records for the purposes of allocating the net investment income or loss to the plans. The allocation is based on the relationship of the assets of each plan to the total of the assets in the Master Trust.

Note 2 - Summary of significant accounting policies:

Basis of presentation:

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis for fully benefit-responsive investment contracts.

Use of estimates:

The preparation of financial statements in conformity with U.S. GAAP requires Plan management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates and assumptions.

Investment valuation and income recognition:

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s Retirement Committee determines the Plan’s valuation policies utilizing information provided by the investment advisors and the Trustee.

Investments in mutual funds are carried at fair value as determined by the Trustee, based upon quoted market prices. The investment in Company common stock is valued at the closing price as quoted by a national exchange. In accordance with this policy, the net gain (loss) for each year is reflected in the statements of changes in net assets available for benefits. The Plan’s interest in the collective trust at year-end is valued based on information reported by the investment advisor using the audited financial statements of the collective trust at year-end.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded as earned on an accrual basis. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes receivable from participants:

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. No allowance for credit losses was recorded as of December 31, 2014 or 2013. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan document.

Payment of benefits:

Benefits are recorded when paid.

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR

SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS—(Continued)

Note 3 - Investments:

The following table presents investments that represent 5% or more of the Plan’s net assets at December 31, 2014 and 2013:

	2014	2013
T. Rowe Price Institutional Large Cap Core Growth Fund	$33,710,557	$-
Vanguard Retirement Savings Trust III	32,473,395	32,923,696
Vanguard Institutional Index Fund	23,986,683	-
PIMCO Total Return Bond Fund (1)	21,065,510	21,429,165
T. Rowe Price Blue Chip Growth Fund	-	31,631,467

(1) Investment is less than 5% of the Plan’s net assets as of December 31, 2014.

The Plan’s investment assets appreciated (depreciated) in fair value as determined by quoted market prices as follows:

	2014	2013
American Funds EuroPacific Growth Fund	$(727,059)	$-
Glenmede Small Cap Equity Portfolio; Institutional Shares	(306,829)	-
Invesco Growth and Income Fund	(930,705)	-
JP Morgan Mid Cap Value Fund	510,347	1,476,208
Munder Mid Cap Core Growth - Y Shares	715,373	3,440,824
Munder Mid Cap Core Growth Fund; Class R6	(799,133)	-
Neuberger Berman Genesis Fund	(474,380)	3,843,412
PIMCO Total Return Fund	(36,050)	(1,254,639)
T. Rowe Price Institutional Large Cap Core Growth Fund	1,157,302	-
T. Rowe Price Blue Chip Growth Fund	1,263,916	9,186,537
Thornburg International Value Fund	(556,197)	1,695,146
Van Kampen Growth & Income Fund	735,760	2,226,084
Vanguard Extended Market Index Fund	455,740	1,558,402
Vanguard Institutional Index Fund	2,377,204	532,241
Vanguard S&P 500 Index Fund	-	3,770,286
Vanguard Target Retirement 2010 Fund	23,954	89,949
Vanguard Target Retirement 2015 Fund	271,738	727,610
Vanguard Target Retirement 2020 Fund	595,051	1,294,509
Vanguard Target Retirement 2025 Fund	540,474	1,256,468
Vanguard Target Retirement 2030 Fund	422,930	1,161,900
Vanguard Target Retirement 2035 Fund	479,796	1,388,039
Vanguard Target Retirement 2040 Fund	432,694	1,250,282
Vanguard Target Retirement 2045 Fund	288,474	887,021
Vanguard Target Retirement 2050 Fund	190,205	560,153
Vanguard Target Retirement 2055 Fund	25,335	41,541
Vanguard Target Retirement 2060 Fund	4,288	4,725
Vanguard Target Retirement Income Fund	72,349	81,498
Vanguard Total Bond Market Index Fund Admiral Shares	11,066	-
Vanguard Total Bond Market Index Fund Signal Shares	37,593	(48,430)
Vanguard Total International Stock Index Fund Admiral Shares	(155,600)	-
Vanguard Total International Stock Index Fund Signal Shares	47,201	57,207
Vanguard Wellington Fund Admiral Shares	377,640	(312,368)
Vanguard Wellington Fund Investor Shares	-	1,541,608
Totals	$7,050,477	$36,456,213

Note 4 - Related party transactions:

The Trustee is provided with the authority to invest, sell, dispose of or otherwise deal with such assets held in trust based on the most recent agreement effective October 1, 2008 with the Company. Certain Plan investments are in

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR

SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS—(Continued)

shares of mutual funds and a collective trust managed by the Trustee and, therefore, these transactions qualify as party-in-interest transactions.

The Company is also a party-in-interest to the Plan under the definition provided in Section 3(14) of ERISA. Therefore, the Company’s common stock transactions qualify as party-in-interest transactions.

Note 5 - Plan termination:

The Company intends to continue the Plan indefinitely, but reserves the right to terminate it at any time, subject to the provisions of ERISA. Upon termination of the Plan or upon complete discontinuance of contributions, all participants will become fully vested in their account balances under the Plan.

Note 6 - Tax status:

The Internal Revenue Service (the “IRS”) has determined and informed the Company by letter dated September 19, 2013 that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code (the “Code”). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has concluded that the Plan has taken no uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

Note 7 - Risks and uncertainties:

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Note 8 - Fair value measurements:

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:	Inputs to the valuation methodology include:
•	quoted prices for similar assets or liabilities in active markets;
•	quoted prices for identical or similar assets or liabilities in inactive markets;
•	inputs other than quoted prices that are observable for the asset or liability;
•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.
Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR

SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS—(Continued)

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Collective trust fund: Valued at the NAV of units of a bank collective trust. The NAV, as provided by the Trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

The following tables set forth a summary of the Plan’s investments with a reported NAV at December 31, 2014 and 2013:

	Fair Value Estimated Using Net Asset Value per Share December 31, 2014
Investment	Fair Value	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Vanguard Retirement Savings Trust III	$33,470,237	None	Immediate	None	None

	Fair Value Estimated Using Net Asset Value per Share December 31, 2013
Investment	Fair Value	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Vanguard Retirement Savings Trust III	$33,841,214	None	Immediate	None	None

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2014 and 2013. The following tables do not include the Plan’s interest in the Church & Dwight Co., Inc. Master Trust for Salaried and Hourly 401(k) Plans because that information is presented in a separate disclosure (see Note 11).

2014	Level 1	Level 2	Level 3	Total
Mutual funds:
Small cap equity securities	$14,894,991			$14,894,991
Mid cap equity securities	26,925,817			26,925,817
Large and mid cap value stocks and bonds	14,071,885			14,071,885
International equities	1,411,790			1,411,790
Growth and income funds	57,466,170			57,466,170
Index funds	32,879,247			32,879,247
Bond funds	24,505,103			24,505,103
Target date funds	76,827,845			76,827,845
Money market funds	1,266,765			1,266,765
Common collective trusts		33,470,237		33,470,237
Total assets excluding Plan’s interest in the Church & Dwight Co., Inc. Master Trust for Salaried and Hourly 401(k) Plans	$250,249,613	$33,470,237	$-	$283,719,850

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR

SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS—(Continued)

2013	Level 1	Level 2	Level 3	Total
Mutual funds:
Mid cap equity securities	$23,456,034			$23,456,034
Large and mid cap value stocks and bonds	12,305,082			12,305,082
International equities	13,484,550			13,484,550
Growth and income funds	61,377,128			61,377,128
Index funds	25,959,608			25,959,608
Bond funds	22,794,092			22,794,092
Target date funds	65,019,109			65,019,109
Money market funds	808,603			808,603
Common collective trusts		33,841,214		33,841,214
Total assets excluding Plan’s interest in the Church & Dwight Co., Inc. Master Trust for Salaried and Hourly 401(k) Plans	$225,204,206	$33,841,214	$-	$259,045,420

Note 9 - Reconciliation of financial statements to Form 5500:

The following is a reconciliation of amounts reported in the 2014 and 2013 financial statements to amounts reported in the 2014 and 2013 Form 5500:

	2014	2013

Net assets available for benefits, per the financial statements	$443,382,011	$404,989,412
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	996,842	917,518
Net assets available for benefits, per Form 5500	$444,378,853	$405,906,930
Total additions, per the financial statements	65,943,061	96,725,147
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	79,324	(731,891)
Total additions, per Form 5500	$66,022,385	$95,993,256

Note 10 - Investment contract:

During 2008, the Plan entered into a benefit-responsive investment contract with Vanguard Retirement Savings Master Trust (the “Trust”). The Trust maintains contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

As described in Note 2, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan by Vanguard and the Trust, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than 0% for the contracts with the Trust. Such interest rates are reviewed on a quarterly basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Any event outside the normal operation of the Trust that causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to the withdrawal. Examples of such events include but are not limited to the following: (1) partial or complete legal termination of the Trust or a unit holder, (2) tax disqualification of the Trust or unit holder and (3) certain Trust amendments if issuers’ consent is not obtained. The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR

SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS—(Continued)

Certain data related to the benefit-responsive contracts in effect in 2014 and 2013 is presented below:

	2014	2013
Average yields:
Trust:
Based on actual earnings	2.14%	2.05%
Based on interest rate credited to participants	1.89%	1.56%

Note 11 - Interest in Master Trust:

The Plan’s investment in Church & Dwight Co., Inc. common stock is held by the Trustee in a Master Trust. The Master Trust also holds the investment in Church & Dwight Co., Inc. common stock of the Church & Dwight Co., Inc. Savings and Profit Sharing Plan for Hourly Employees. At December 31, 2014 and 2013, the Plan’s interest in the net assets of the Master Trust were 74% and 75%, respectively and over 5% of the Plan’s net assets.

The following are the changes in net assets for the Master Trust for the years ended December 31, 2014 and 2013.

	2014	2013
Net appreciation in fair value of investments	$32,497,408	$35,569,943
Interest and Dividends	3,290,744	3,175,845
Net Investment Income	35,788,152	38,745,788
Net transfers	(12,973,279)	(12,776,296)
Increase in net assets	22,814,873	25,969,492
Net Assets:
Beginning of year	180,508,146	154,538,654
End of year	$203,323,019	$180,508,146

Net assets, investment income and gains or losses are allocated to the plans based on shares held by each plan’s participants. Investments in Church & Dwight Co., Inc. common stock are carried at fair value (Level 1) as described in Note 8.

Note 12 – Subsequent Events:

The employer matching and profit sharing contribution percentage thresholds were amended effective January 1, 2015 (“The Amendment”).

The Amendment stated that participant contributions will be matched by the Company up to 5% of eligible compensation at the rate of $1.00 for each $1.00 of participant contributions. In addition, the Amendment also contains an automatic escalation feature, in which participant pre-tax contributions will be increased 1 percentage point each year up to a maximum of 10% of eligible compensation.  The minimum profit sharing contributions were reduced to 3% and the maximum profit sharing contribution has been set at 10% of eligible compensation.

The Amendment affects employees who go on long-term disability on or after January 1, 2015. Such employees will not be eligible for continued profit sharing contributions under the Plan during the period of disability. Instead, they will receive a profit sharing amount for the actual compensation earned prior to going out on long-term disability, just like a deceased employee. Employees who were hired prior to January 1, 2015 will be 100% vested in the profit sharing contributions, whereas those hired on or after January 1, 2015 will share in the profit contributions per the vesting schedule as described in Note 1.

On January 2, 2015, the Company acquired the assets of Varied Industries Corporation (“VI-COR Acquisition”). In connection with the VI-COR Acquisition, all Mason City employees became eligible for employee and employer matching contributions, but are not currently eligible to receive profit sharing contributions.

CHURCH & DWIGHT CO., INC.

SAVINGS AND PROFIT SHARING PLAN FOR

SALARIED EMPLOYEES

EIN #13-4996950

Plan #008

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

(Schedule H, Line 4i)

DECEMBER 31, 2014

	Investment		Current
Identity of Issue, Borrower, Lessor or Similar Party	Description	Cost	Value
*Amer Funds EuroPacific Growth	Mutual Fund	$12,049,395	$11,339,586
*Glenmede Small Cap Equity Institutional Fund	Mutual Fund	15,102,464	14,894,991
*Invesco Growth Income R6	Mutual Fund	13,348,862	12,416,027
*JP Morgan Mid Cap Value	Mutual Fund	10,073,738	11,745,060
*Munder Mid Cap Growth Fund	Mutual Fund	15,994,922	15,180,757
*PIMCO Total Return Fund	Mutual Fund	21,270,192	21,065,510
*T. Rowe Price Institutional Large Cap Core Growth Fund	Mutual Fund	32,594,266	33,710,557
*Vanguard Extended Market Index Fund	Mutual Fund	8,299,959	8,892,564
*Vanguard Institutional Index Fund	Mutual Fund	21,237,659	23,986,683
*Vanguard Prime Money Market	Mutual Fund	1,266,765	1,266,765
*Vanguard Target Retirement 2010	Mutual Fund	664,611	789,863
*Vanguard Target Retirement 2015	Mutual Fund	6,415,397	7,612,001
*Vanguard Target Retirement 2020	Mutual Fund	10,950,589	13,675,567
*Vanguard Target Retirement 2025	Mutual Fund	9,052,111	11,431,270
*Vanguard Target Retirement 2030	Mutual Fund	7,241,281	9,183,511
*Vanguard Target Retirement 2035	Mutual Fund	8,376,138	10,670,667
*Vanguard Target Retirement 2040	Mutual Fund	7,090,269	9,200,766
*Vanguard Target Retirement 2045	Mutual Fund	5,179,154	6,632,305
*Vanguard Target Retirement 2050	Mutual Fund	3,791,907	4,677,882
*Vanguard Target Retirement 2055	Mutual Fund	623,046	691,519
*Vanguard Target Retirement 2060	Mutual Fund	88,276	95,431
*Vanguard Target Retirement Income	Mutual Fund	2,029,774	2,167,063
*Vanguard Total Bond Market Signal	Mutual Fund	3,429,210	3,439,593
*Vanguard Total International Stock Index Fund	Mutual Fund	1,550,592	1,411,790
*Vanguard Wellington Fund	Mutual Fund	14,035,733	14,071,885
*Vanguard Retirement Savings Trust III	Collective Trust	32,473,395	33,470,237
*Participant loans (various maturity dates with interest rates ranging from 4.25% to 8.75%)	Loan	-	2,124,315
Totals		$264,229,705	$285,844,165

*Party-in-interest

See Report of Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Church & Dwight Co., Inc. Profit Sharing Plan for Salaried Employees

Date: June 19, 2015	By:	/s/ Charles Witherspoon Jr
	Name:	Charles Witherspoon Jr.
	Title:	Vice President and Treasurer, Church & Dwight Co., Inc.